UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

Surgical Care Affiliates, Inc.

(Name of Subject Company)

Surgical Care Affiliates, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86881L106

(CUSIP Number of Common Stock)

Andrew P. Hayek

Chairman, President and Chief Executive Officer

Surgical Care Affiliates, Inc.

510 Lake Cook Road, Suite 400

Deerfield, Illinois 60015

(847) 236-0921

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Shim, Esq.

James E. Langston, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation / Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Schedule 14D-9”) previously filed by Surgical Care Affiliates, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on February 21, 2017, relating to the exchange offer by Spartan Merger Sub 1, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of UnitedHealth Group Incorporated, a Delaware corporation (“UnitedHealth Group”), to acquire all of the outstanding shares of common stock of the Company, par value $0.01 per share (the “Shares”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

The information set forth in Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	In the section entitled “The Solicitation or Recommendation—Opinion of the Financial Advisor to the Company Board—Opinion of J.P. Morgan Securities LLC”, by amending and restating the last paragraph on page 32 as follows:

“J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per Share. J.P. Morgan calculated the Unlevered Free Cash Flow Estimates for calendar years 2017 through 2031 (as set forth in Table 2 of the section of this Schedule 14D-9 entitled “Item 8. Additional Information—Certain Unaudited Prospective Financial Information”), which were discussed with, and approved by, the Company’s management for J.P. Morgan’s use in connection with its financial analyses. J.P. Morgan also calculated a range of terminal values for the Company at the end of this period by applying terminal value growth rates ranging from 1.50% to 2.00% to the Unlevered Free Cash Flow Estimates for the Company during the terminal period. The Unlevered Free Cash Flow Estimates, the cash flows generated by potential tax savings resulting from utilization of the net operating losses of the Company as provided by the Company management and the range of terminal values were then discounted by J.P. Morgan to present value as of December 31, 2016 using discount rates ranging from 6.50% to 7.50%~~, which~~. This range ~~was chosen by J.P. Morgan~~of discount rates was derived utilizing the capital asset pricing model to derive the cost of equity, and based upon an analysis of the Company’s weighted average cost of capital ~~of the Company~~and inputs that J.P. Morgan determined were relevant based on publicly available data, taking into account macro-economic assumptions, estimates of risk, the Company’s capital structure and other appropriate factors. J.P. Morgan also conducted an analysis to illustrate the effects of projected annual tax savings during the period from calendar year 2017 through 2022 based on projected annual usage of net operating losses provided by Company management to offset projected tax liabilities of the Company should the net operating losses be fully utilizable by the Company and not subject to any change of control limitation. The Company’s net operating loss balance was valued by applying such balance to offset potential taxes on earnings, assuming a 41.0% effective tax rate, and using the same range of discount rates. J.P. Morgan assumed that the Company’s net operating loss balance would be fully utilized by 2022 and conducted its analysis without regard to potential usage limitations. This analysis indicated a range of estimated present values for the Company’s net operating loss balance of $91 million to $94 million. The present value of the Unlevered Free Cash Flow Estimates and the range of terminal values were then adjusted by subtracting projected net debt as of December 31, 2016 of $1,024 million and adding the discounted value as of December 31, 2016 of the ~~cash flows generated by potential tax savings resulting from utilization of the~~Company’s net operating loss~~es of the Company~~balance. This analysis indicated a range of implied equity values for the Company, which J.P. Morgan divided by the number of outstanding Shares, calculated on a fully-diluted basis, to derive a range of implied equity values per Share of between $40.00 and $70.50 (rounded to the nearest $0.25) per share (which values included the estimated value of the Company’s net operating loss balance per Share), which J.P. Morgan compared to the value of the Transaction Consideration of $57.00 per Share.”

Item 8.	Additional Information

The information set forth in Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	In the section entitled “Additional Information—Certain Unaudited Prospective Financial Information”, by adding the following information following “Table 1 – Unaudited Prospective Financial Information” and the related footnotes:

“Certain Information Regarding Non-GAAP Financial Measures

The following table reconciles EBITDA to GAAP Net Income attributable to the Company:

Fiscal Year Ended 12/31	2016E	2017E	2018E	2019E	2020E	2021E
EBITDA	$201	$235	$282	$332	$386	$447
Depreciation and Amortization	($89)	($100)	($116)	($135)	($156)	($177)
Stock-Based Compensation	($13)	($17)	($18)	($18)	($19)	($19)
Interest Expense	($56)	($63)	($68)	($72)	($76)	($81)
Other Expense	$12	($1)	($2)	($2)	($2)	($3)
GAAP Taxes	($22)	($22)	($32)	($43)	($54)	($68)
GAAP Net Income Attributable to the Company	$34	$31	$47	$62	$78	$99

The following table reconciles Adjusted Net Income to GAAP Net Income attributable to the Company. As noted above in footnote 2 to Table 1, Adjusted EPS is derived by dividing the Adjusted Net Income of the Company by the weighted average of outstanding shares of the Company’s common stock for the given period.

Fiscal Year Ended 12/31	2016E	2017E	2018E	2019E	2020E	2021E
GAAP Net Income Attributable to the Company	$34	$31	$47	$62	$78	$99
Stock-Based Compensation	$13	$17	$18	$18	$19	$19
Amortization	$21	$24	$24	$27	$30	$34
Asset Impairments	$12	—	—	—	—	—
Provision for Income Tax	$22	$22	$32	$43	$54	$68
Other Non-Recurring Losses (Gains)	($26)	—	—	—	—	—
Adjusted Net Income	$76	$94	$121	$150	$181	$220

•	In the section entitled “Additional Information—Certain Litigation”, by adding the following at the end of such section:

“On March 1, 2017, Stephen Bushansky, a purported stockholder of the Company, also filed a putative stockholder class action complaint in the United States District Court for the District of Delaware against the Company and the members of the board of directors of the Company, captioned Stephen Bushansky v. Surgical Care Affiliates, Inc. et al., Case 1:17-cv-00211. The complaint alleges substantially the same claims as those alleged in the Steinberg action and also seeks, among other things, injunctive relief preventing the consummation of the Transactions, money damages and an award of attorneys’ and experts’ fees. The Company believes that this litigation is without merit.

On March 8, 2017, plaintiff Bushansky moved for a preliminary injunction. On March 9, 2017, the Court entered the parties’ proposed briefing schedule, setting a due date of March 15, 2017 for defendants’ opposition to the preliminary injunction motion.

The Company is hereby disclosing certain additional information (the “Supplemental Disclosures”) in response to the two putative class action complaints and solely for the purpose of mooting the allegations contained therein. The Company denies the allegations of the two class action complaints, and denies any violations of law. The Company believes that the Schedule 14D-9 disclosed all material information, and denies that the Supplemental Disclosures are material, or are otherwise required. The Company is disclosing the Supplemental Disclosures solely for the purpose of avoiding the expense and burden of litigation.

On March 14, 2017, plaintiff Bushansky withdrew his motion for a preliminary injunction.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017	Surgical Care Affiliates, Inc.

	By:	/s/ Richard L. Sharff, Jr.
Richard L. Sharff, Jr., Executive Vice President, General Counsel and Corporate Secretary